UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cliffs Natural Resources Inc.

File No. 001-08944 - CF#31060

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      Cliffs Natural Resources Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 25, 2014, as amended on September 25, 2014 and October 8, 2014.

      Based on representations by Cliffs Natural Resources Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.1   through January 31, 2017

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Brent J. Fields
                Secretary